

September 14, 2011

<u>Via E-mail</u>
Ryan Goldstein
Secretary and Director
Geltology Inc.
54 West 16th Street Suite 10b
New York, New York 10011

> **Re: Geltology Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 1, 2011**
> **File No. 333-174874**

Dear Mr. Goldstein:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Dilution, page 16</u>

1. We note your disclosure that the increase per share to existing shareholders represents $0.0059 assuming a 100% of the shares are sold in the offering. Please provide your calculation for this as it appears the increase per share to existing shareholders should be $0.0095. Additionally, please revise your filing to include the net tangible book value per share after the distribution as required by Item 506 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Mara Ransom
Assistant Director

cc: Carl M. Sherer
        Rimon Law Group, P.C.